SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 31 May, 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








31 May 2007

                                Bank of Ireland

             Re-Issue from Treasury Stock; Sharesave Scheme (SAYE)

Bank of Ireland announces that it has today re-issued from Treasury Stock 2,713,215 units of Ordinary Stock of nominal value of EUR0.64 each (Ordinary Stock). The re-issue comprised of 2,571,048 units of Ordinary Stock at EUR5.40 per unit arising under the 2000 scheme , 105,035 units of Ordinary Stock at EUR7.84 per unit arising under the 2003 scheme in respect of Irish employees and 37,132 units of Ordinary stock at EUR8.37 per unit arising under 2003 scheme in respect of UK employees.

Following the re-issue, Bank of Ireland holds 40,430,155 units of Ordinary Stock as Treasury Stock. The number of units of Ordinary Stock in issue is now 985,232,711 excluding Treasury Stock.

The number of units of euro Preference Stock in issue is 3,026,598 and the number of units of Sterling Preference Stock in issue is 1,876,090.

/ends

Enquiries:-

Dan Loughrey, Head of Group Corporate Communications 00-353-1-604-3833



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 31 May, 2007